UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AKESIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

530724509

(CUSIP Number)

John T. Hendrick, Chief Financial Officer

Akesis Pharmaceuticals, Inc.

888 Prospect Street, Suite 320

La Jolla, California 92037

(858) 454-4311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Martin J. Waters, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

12235 El Camino Real, Ste. 200

San Diego, CA 92130

(858) 350-2300

November 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Schedule 13D

1	NAME OF REPORTING PERSONS: Kevin J. Kinsella I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

8,609,275 (1)
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

8,609,275 (1)
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,609,275 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.2%
14	TYPE OF REPORTING PERSON:

IN

Footnotes:

(1)	Includes (a) 2,834,275 shares of Common Stock beneficially held by Mr. Kinsella in a trust for which Mr. Kinsella is the trustee; (b) 25,000 shares of Common Stock issuable pursuant to a warrant beneficially held by Mr. Kinsella in such trust; (c) 5,000,000 shares of Common Stock held by Avalon Ventures VII, L.P.; and (d) 750,000 shares of Common Stock issuable pursuant to a warrant held by Avalon Ventures VII, L.P. Mr Kinsella is a managing member of Avalon Ventures VII GP, LLC, which is the general partner of Avalon Ventures VII, L.P. As a result, Mr. Kinsella may be deemed to be the beneficial owner of the shares held by Avalon Ventures VII, L.P. However, Mr. Kinsella disclaims beneficial ownership of the reported securities to the extent of his pecuniary interest therein.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D dated December 20, 2004, as amended by Amendment No. 1 filed on April 14, 2005 (the “Schedule 13D”) of Kevin J. Kinsella with respect to common shares, par value $0.001 per share, of Akesis Pharmaceuticals, Inc. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Akesis Pharmaceuticals, Inc., a corporation duly organized under the laws of the state of Nevada (the “Company”). The Company’s principal executive offices are located at 888 Prospect Street, Suite 320, La Jolla, California, 92037.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

The person filing this statement provides the following:

(a) Kevin J. Kinsella (the “Filer”).

(b) The business address of the Filer is 888 Prospect Street, Suite 320, La Jolla, California, 92037.

(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Filer is a venture capitalist. The business address of the Filer is provided in Item 2(b) above.

(d) During the last five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

An aggregate of 5,000,000 shares of common stock of Akesis were acquired on November 21, 2006 by Avalon Ventures VII, L.P. (the “Avalon Fund”), at the purchase price of $0.60 per share for an aggregate purchase price of $3,000,000. This purchase was made pursuant to the Securities Purchase Agreement dated November 21, 2006, by and among the Company and certain investors (the “Securities Purchase Agreement”), including the Avalon Fund. Pursuant to such Securities Purchase Agreement, the Company also issued a warrant to the Avalon Fund to purchase 750,000 shares of Common Stock exercisable at a price per share of $0.60.

As of the date of this filing, the Avalon Fund beneficially owned 5,750,000 shares of Common Stock, consisting of (i) 5,000,000 shares of Common Stock; and (ii) a warrant to purchase 750,000 shares of Common Stock. Avalon Ventures VII GP, LLC acts as the general partner of the Avalon Fund, and Kevin J. Kinsella, who is a member of the Company’s board of directors and a holder of 39.2% of the Company’s outstanding common stock (calculated pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act and after taking into account the aggregate of 5,000,000 shares of Common Stock and the warrant to purchase 750,000 shares of Common Stock issued pursuant to the Securities Purchase Agreement), acts as the managing member of Avalon Ventures VII GP, LLC. In the foregoing capacity, each of Avalon Ventures VII GP, LLC and Mr. Kinsella has full voting and investment control with respect to the shares held of record by the Avalon Fund. As a result, Mr. Kinsella may be deemed to be the beneficial owner of such shares. However, Mr. Kinsella specifically disclaims beneficial ownership of all shares held of record by the Avalon Fund except to the extent of his economic interest therein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Kinsella beneficially owns a total of 8,609,275 shares of Common Stock, consisting of (i) 2,834,275 shares of Common Stock held in trust; (ii) a warrant to purchase 25,000 shares of Common Stock held in trust; (iii) 5,000,000 shares of Common Stock held by the Avalon Fund; and (iv) a warrant to purchase 750,000 shares of Common Stock held by the Avalon Fund. Mr. Kinsella is a managing member of Avalon Ventures VII GP, LLC, which acts as the general partner of Avalon Ventures VII, L.P. As a result, Mr. Kinsella may be deemed to be the beneficial owner of Company securities held by Avalon Ventures VII, L.P. However, Mr. Kinsella disclaims beneficial ownership of the reported securities to the extent of his pecuniary interest therein.

The percentages of Common Stock owned by the Filer, as reported above, have been calculated pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act and based on an aggregate of 21,972,552 shares of Common Stock which includes 21,197,552 shares of the Company’s Common Stock outstanding as of November 27, 2006, 25,000 shares of Common Stock issuable pursuant to an outstanding warrant held by the Filer, and 750,000 shares of Common Stock issuable pursuant to an outstanding warrant held by the Avalon Fund.

(b) The responses of the Filer to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006

/s/ Kevin J. Kinsella
Kevin J. Kinsella